Exhibit 99.1

Focus Media Reports Third Quarter 2012 Results

SHANGHAI, China, November 27, 2012 – Focus Media Holding Limited (Nasdaq: FMCN) today announced its unaudited financial results for the third quarter ended September 30, 2012.

Highlights for Third Quarter 2012:

● Total net revenue for the third quarter of 2012 was $256.3 million, of which

● aggregate net revenues from the LCD display network, in-store network, poster frame network and movie theater network was $247.7 million, which exceeded by approximately 2% the mid-point of the Company’s guidance range of $241-$243 million. This represented a year-on-year increase of 26% from $196.1 million for the third quarter of 2011 and a quarter-on-quarter increase of 13% from $219.3 million for the second quarter of 2012;

● net revenue from the traditional outdoor billboard network for the third quarter of 2012 was $8.6 million, below the guidance of $13-$14 million which was primarily due to classification of the revenues of a number of subsidiaries into “Net income from discontinued operations”. Due to medium term advertising spending uncertainties and the continued view of the Company that the traditional outdoor billboard network is not a core business segment, the Company has decided to downsize this business segment by divesting of four entities within the segment. Two of which have been divested prior to end of this third quarter while the remaining two are expected to be completed before the end of 2012. Consequently, the revenues of these four entities are reclassified into “Net income from discontinued operations” in statements of income.

● GAAP net income attributable to Focus Media for the third quarter of 2012 was $64.6 million, representing a year-on-year increase of 4% from $62.2 million for the third quarter of 2011 and a quarter-on-quarter increase of 10% from $58.9 million for the second quarter of 2012.

● Non-GAAP net income attributable to Focus Media was $94.6 million, exceeding the mid-point of the Company’s guidance range of $92-$94 million by 2%, and representing a year-on-year increase of 14% from non-GAAP net income attributable to Focus Media of $82.7 million for the third quarter of 2011 and a quarter-on-quarter increase of 16% from non-GAAP net income attributable to Focus Media of $81.9 million for the second quarter of 2012. Please see the below sections on “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP to non-GAAP” for more information about the non-GAAP measures referred to within this announcement.

● GAAP net income attributable to Focus Media per fully diluted ADS was $0.48, representing a year-on-year increase of 9% from $0.44 per fully diluted ADS for the third quarter of 2011 and a quarter-on-quarter increase of 9% from $0.44 per fully diluted ADS for the second quarter of 2012.

● Non-GAAP net income attributable to Focus Media per fully diluted ADS was $0.71, representing a year-on year increase of 20% from $0.59 per fully diluted ADS for the third quarter of 2011 and a quarter-on-quarter increase of 15% from $0.62 per fully diluted ADS for the second quarter of 2012.

Highlights for Balance Sheet and Cash Flow Results of Third Quarter 2012:

● Cash, cash equivalents, restricted cash and short-term investments were $901.1 million as of September 30, 2012, as compared to $856.9 million as of June 30, 2012. Restricted cash is deposited in bank accounts as security for bank borrowings. These deposits earn fixed interest rates and are released when the related bank borrowings are settled by the Company. Restricted cash was $198.0 million as of September 30, 2012, as compared to $206.1 million as of June 30, 2012, and was comprised of current restricted cash of $99.0 million and non-current restricted cash of $99.0 million. Short-term investments, consisting of longer term dated cash deposits that earn higher interest rates as compared to cash and cash equivalent, were $211.2 million as of September 30, 2012 as compared to $211.4 million as of June 30, 2012.

● Bank loans were $200.0 million inclusive of short-term bank loans of $100.0 million and long-term bank loans of $100.0 million as of September 30, 2012, as compared to bank loans of $207.5 million as of June 30, 2012, which were used to finance the Company’s share repurchases and dividend payouts. Operationally, as the Company generates cash inflow in Renminbi onshore, offshore bank loans are used to increase our offshore USD base cash resources mainly for future dividend payouts or share repurchases. The entire bank loan facility was extended based on an equivalent Renminbi onshore cash deposit, which was deposited as restricted cash.

● Net accounts receivable for the LCD display network, in-store network, poster frame network and movie theater network was $284.1 million as of September 30, 2012, an increase of 19% from $238.4 million as of June 30, 2012 due to sequential growth of revenues. Days sales outstanding was 92 days in the third quarter of 2012, similar to 91 days for the second quarter of 2012.

● Net cash inflow from operating activities in the third quarter of 2012 was $77.9 million, representing year-on-year decline of 10% from $86.3 million for the third quarter of 2011 and a quarter-on-quarter decline of 16% from $93.1 million for the second quarter of 2012. The decline was mainly due to the slower cash collection particularly in the LCD display network in the third quarter of 2012 as compared to the third quarter of 2011 and the second quarter of 2012. Despite slightly slower cash collection, the Company believes that overall accounts receivable remain healthy and has provided adequately for potential bad debt.

● Net cash inflow from operating activities for the third quarter of 2012, after deducting the purchase of equipment and subsidiaries as well as net cash outflows derived from disposition of subsidiaries was $71.7 million, slightly decreasing by 2% from the $72.9 million for the third quarter of 2011 and a quarter-on-quarter contraction of 18% from $87.2 million for the second quarter of 2012 which was mainly to the decline of net cash inflow from operating activities.

● Capital expenditures were $5.0 million for the third quarter of 2012, mostly attributable to the deployment of next generation interactive screens in a few of tier-2 cities in the LCD display network.

● Cash paid for the acquisition of subsidiaries in the third quarter of 2012 was $0.6 million, which was mainly attributable to the LCD display network.

Jason Jiang, Chairman and Chief Executive Officer of Focus Media said, “In the third quarter of 2012, we continue to see macroeconomic uncertainties impact on overall advertising spending in China despite we exceeded the previous guidance of the company. We expect similar trend to continue through the fourth quarter. Particularly the recent pressure on Japanese automotive sales in China also resulted in advertising budget cut-backs from a number of Japanese automotive labels. Despite near and possibly medium term pressure, we believe that our media platform remain strong and robust to weather these challenges.”

Kit Low, the Company’s Chief Financial Officer added, “In the third quarter of 2012, the Company achieved aggregate net revenue year-on-year growth in our LCD display, poster frame business, in-store and movie theater network of 26%. GAAP net income attributable to Focus Media and Non-GAAP net income attributable to Focus Media for the third quarter of 2012 was $64.6 million and $94.6 million, respectively. In the third quarter of 2012, the Company generated a net cash inflow from operating activities after deducting the purchases of equipment and subsidiaries as well as net cash outflows derived from disposition of subsidiaries of $71.7 million. ”

Third Quarter 2012 financial results

Advertising net revenue from the LCD display network was $128.4 million for the third quarter of 2012, representing an increase of 6% from $120.6 million for the third quarter of 2011 and an increase of 5% from $122.1 million for the second quarter of 2012.

Advertising net revenue from the poster frame network was $81.6 million for the third quarter of 2012, representing an increase of 75% from $46.6 million for the third quarter of 2011 and an increase of 19% from $68.6 million for the second quarter of 2012.

Advertising net revenue from the in-store network was $14.5 million for the third quarter of 2012, representing a decrease of 9% from $15.9 million for the third quarter of 2011 and an increase of 7% from $13.6 million for the second quarter of 2012.

Advertising net revenue from the movie theater network was $23.2 million for the third quarter of 2012, representing an increase of 78% from $13.0 million for the third quarter of 2011 and an increase of 53% from $15.2 million for the second quarter of 2012

Advertising net revenue from the traditional outdoor billboard network was $8.6 million for the third quarter of 2012, representing a decrease of 30% from $12.2 million for the third quarter of 2011 and a decrease of 11% from $9.7 million for the second quarter of 2012. Due to medium term advertising spending uncertainties and the continued view of the Company that the traditional outdoor billboard network is not a core business segment, the Company has decided to downsize this business segment by divesting of four entities within the segment. Two of which have been divested prior to end of this third quarter while the remaining two are expected to be completed before the end of 2012. Consequently, the revenues of these four entities have been reclassified into “Net income from discontinued operations” in statements of income during the period. Therefore, $4.6 million revenues of these four entities were reclassified into “Net income from discontinued operations” in statements of income in the third quarter of 2012 and as a comparison, $2.4 million and $4.0 million revenues of these four entities were also reclassified respectively in the third quarter of 2011 and in the second quarter of 2012 in this press release.

Non-GAAP gross profit from the LCD display network for the third quarter of 2012 was $99.8 million, slightly increasing from $99.5 million for the third quarter of 2011 and an increase of 3% from $96.7 million for the second quarter of 2012.

Non-GAAP gross profit from the poster frame network for the third quarter of 2012 was $52.5 million, more than doubling the $19.6 million for the third quarter of 2011 due to significant year-on-year growth of revenues, and representing an increase of 36% from $38.6 million for the second quarter of 2012.

Non-GAAP gross profit from the in-store network for the third quarter of 2012 was $9.1 million, representing a decrease of 9% from $10.0 million for the third quarter of 2011 due to year-on-year decline of revenues and an increase of 10% from $8.3 million for the second quarter of 2012.

Non-GAAP gross profit from the movie theater network for the third quarter of 2012 was $14.5 million, more than doubling both the $6.4 million for the third quarter of 2011 and the $6.6 million for the second quarter of 2012 which was due to robust revenue growth in the third quarter of 2012

Non-GAAP gross loss from the traditional outdoor billboard network for the third quarter of 2012 was $0.4 million, as compared to non-GAAP gross profit of $2.0 million for the third quarter of 2011 and non-GAAP gross profit of $0.6 million for the second quarter of 2012. The decrease in non-GAAP gross profit was mainly due to higher fixed costs associated with the expansion of the traditional outdoor billboard network areas around intercity high-speed rail lines dragged down the overall gross profit margin of this segment during the quarter.

Non-GAAP operating expenses for the third quarter of 2012 was $57.5 million, an increase of 23% from $46.6 million for the third quarter of 2011, which was attributable to an increase in selling and marketing expenses from year-on-year revenue growth and professional fee increase in general and administrative expenses. It also represented a decrease of 14% from $66.7 million for the second quarter of 2012

Net cash inflow from operating activities in the third quarter of 2012 was $77.9 million, representing year-on-year decline of 10% from $86.3 million for the third quarter of 2011 and a quarter-on-quarter decline of 16% from $93.1 million for the second quarter of 2012. The decline was mainly due to the slower cash collection particularly in the LCD display network in the third quarter of 2012 as compared to the third quarter of 2011 and the second quarter of 2012. Despite slightly slower collection, the Company continues to monitor account receivables very closely, and believes that overall accounts receivable remain healthy and has provided adequately for potential bad debt.

Net cash provided by investing activities for the third quarter of 2012 was $0.9 million. In the third quarter of 2012, the Company incurred capital expenditures of $5.0 million and subsidiary acquisition payments of $0.6 million. Meanwhile, the Company incurred net cash inflows from net investment in short-term investments and deposits in restricted cash of $7.2 million during the quarter. Short-term investments are longer term dated cash deposits normally with maturities between three and twelve months that earn higher interest rates as compared to cash and cash equivalents. Restricted cash is deposited in bank accounts as security for bank borrowings.

Net cash used by financing activities for the third quarter of 2012 was $24.9 million. In the third quarter of 2012, the Company repaid bank loans of $7.5 million. Meanwhile, the Company paid $17.4 million for the dividend payout for the second quarter of 2012.
Cash and cash equivalents in held-for-sale assets as of September 30, 2012 was $1.0 million.

Operating Data Summary

The Company is providing a breakdown of operating data as follows:

1) The approximate number of displays in the LCD display network was as follows:

	As of September 30, 2012	As of June 30, 2012
LCD screens	136,870	135,001
LCD 2.0 digital picture screens	35,535	35,112
Total for LCD display network (note)	172,405	170,113

Note: LCD screens have excluded LCD 1.0 picture frame devices since the fourth quarter of 2011. The increase in the total number of LCD screens and LCD 2.0 digital picture screens as of September 30, 2012 as compared to that as of June 30, 2012 was due to organic network expansion. Of the total LCD screens of 136,870 as of September 30, 2012, 9,589 screens were operated through our regional distributors as compared to 9,734 screens as of June 30, 2012.

2) The approximate number of devices in the poster frame network was as follows:

	As of September 30, 2012	As of June 30, 2012
Frame 1.0 picture frames (note)	497,269	484,145
Frame 2.0 digital picture screens	35,892	35,616
Total	533,161	519,761

Note: Frame 1.0 picture frames have included LCD 1.0 picture frame devices since the fourth quarter of 2011. The increase in the total number of Frame 1.0 picture frames as of September 30, 2012 as compared to that as of June 30, 2012 was due to organic network expansion.

3) The total number of displays installed in our in-store network was approximately 53,239 as of September 30, 2012, as compared to 51,995 as of June 30, 2012. The increase was due to organic network expansion.

4) The number of movie screens on which the Company had the right to lease advertising time as of September 30, 2012 was approximately 2,470, as compared to 2,320 as of June 30, 2012. The increase was due to organic network expansion

Business Outlook for Fourth Quarter 2012

The Company provides the following guidance with respect to the quarter ending December 31, 2012:

Net revenues for the core business (inclusive of the LCD display network, the in-store network, the poster frame network and the movie theater network) are expected to be in the range of $237-$246 million, the mid-point of which would represent year-on-year growth of 1% and quarter on quarter decline of 3%. Net revenues for the non-core business (the traditional outdoor billboard network) are expected to be in the range of $6-$7 million. The Company’s non-GAAP net income is expected to be in the range of $93-$98 million. The Company estimates the weighted average fully diluted ADS count for the quarter at 133.2 million.

Announced Receipt of “Going Private” Proposal

As previously announced on August 13, 2012, the Company’s Board of Directors received a preliminary non-binding proposal letter, dated August 12, 2012, from affiliates of The Carlyle Group , FountainVest Partners, CITIC Capital Partners, CDH Investments, China Everbright Limited and Mr. Jason Nanchun Jiang, Chairman of the Board and Chief Executive Officer of Focus Media (together, the “Consortium Members”), that proposes a “going-private” transaction (the “Transaction”) for $27.00 in cash per American depositary share, or $5.40 in cash per ordinary share. The committee of independent directors formed by the board to consider the proposal (the “Independent Committee”) is continuing to consider the proposed transaction. No decisions have been made by the Independent Committee with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Announced Share Repurchase Program

As of November 27, 2012, the Company has cumulatively spent $491 million in share repurchases out of the share repurchase program totaling $650 million.

Arrangements regarding announced recurring payout

Focus Media announced on January 10, 2012 that the Company is committed to a 55% annual payout based on prior year non-GAAP net income. Of which 25% of the payout is expected to be dividend payments paid on a quarterly basis, which will be paid out in the following calendar year to shareholders of record as of March 31, June 30, September 30 and December 31 respectively, while the remaining 30% payout is expected to be either dividend payments and/or share repurchases. The payout commenced in 2012 in respect of Focus Media’s non-GAAP net income for 2011.

Based on the Company 2011 non-GAAP net income of $284.1 million, a cash dividend of US$0.0274 per ordinary share (or US$0.137 per American Depositary Share) was paid on April 16, 2012 to shareholders of record as of the close of business on March 30, 2012, a cash dividend of US$0.0272 per ordinary share (or US$0.136 per American Depositary Share) was paid on July 16, 2012 to shareholders of record as of the close of business on July 10, 2012 and a cash dividend of US$0.0272 per ordinary share (or US$0.136 per American Depositary Share) was paid on October 16, 2012 to shareholders of record as of the close of business on September 28, 2012.

The board has resolved to postpone approval of future cash dividends through December 31, 2012 due to ongoing considerations relating to the going private proposal. The board will make a determination regarding the remaining dividends in respect of 2011 non-GAAP net income at that time, depending on the status of the going private proposal.

Value-added tax reform in Shanghai and Beijing

The government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax on selected sectors including the advertising sector, in Shanghai effective January 1, 2012 and in Beijing effective September 1, 2012. The value-added tax rate applicable to the subsidiaries of our group in Shanghai and Beijing is 6% as compared to the 5% business tax rate which was applicable prior to the reform.

Foreign Currency Translation

Assets and liabilities are translated at the exchange rate as of September 30, 2012, which was $1 to RMB 6.3410. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the third quarter of 2012, which was $1 to RMB 6.3257. Translation adjustments are reported as cumulative translation adjustments and are a separate component of other comprehensive income.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit (cumulatively and by segment), non-GAAP operating expenses, non-GAAP operating profit (loss), non-GAAP net income and non-GAAP fully-diluted earnings per ADR, all excluding share-based compensation expenses, amortization of acquired intangible assets, loss from equity method investee and goodwill impairment. Management uses these non-GAAP financial measures to better assess operating performance of the Company. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting for future periods. The Company computes its non-GAAP financial measures using a consistent method from quarter to quarter, mostly excluding share-based compensation expenses, amortization of acquired intangible assets, loss from equity method investee and goodwill impairment. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to non-GAAP
(U.S. Dollars in thousands, except percentages, share and per-share data)
(Unaudited)

	Three months ended September 30, 2012
	GAAP	(1)	(2)	(3)	(4)	Non-GAAP
Gross Profit (loss)
LCD display network	98,443	495	813	—	—	99,751
Poster frame network	52,341	—	129	—	—	52,470
In-store network	9,082	—	—	—	—	9,082
Movie theater network	14,470	—	—	—	—	14,470
Traditional outdoor billboard network	(906)	—	462	—	—	(444)

Total Gross Profit	173,430	495	1,404	—	—	175,329

General and administrative	36,132	(14,884)	—	—	—	21,248
Selling and marketing	53,123	(1,438)	(552)	—	—	51,133
Other operating income, net	(14,890)	—	—	—	—	(14,890)

Total operating expense	74,365	(16,322)	(552)	—	—	57,491

Operating profit from continuing operations	99,065	16,817	1,956	—	—	117,838
Profit from continuing operations before income taxes and loss from equity method investee	103,146	16,817	1,956	—	—	121,919
Net profit from continuing operations	66,135	16,817	1,956	9,499	—	94,407
Net loss from discontinued operations	(1,809)	—	806	—	908	(95)
Net income attributable to Focus Media	64,590	16,817	2,762	9,499	908	94,576

Basic net income from continuing operations attributable to Focus Media per ADS	0.52					0.74
Diluted net income from continuing attributable to Focus Media operations per ADS	0.49					0.71
Basic net income from discontinued operations attributable to Focus Media per ADS	(0.01)					0.00
Diluted net income from discontinued operations attributable to Focus Media per ADS	(0.01)					0.00
Basic net income attributable to Focus Media per ADS	0.51					0.74
Diluted net income attributable to Focus Media per ADS	0.48					0.71

ADS used in calculating basic income per ADS	127,777,021					127,777,021

ADS used in calculating diluted income per ADS	133,518,344					133,518,344

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)
(4). Goodwill impairment

	Three months ended June 30, 2012
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit (loss)
LCD display network	95,315	488	903	—	96,706
Poster frame network	38,453	—	180	—	38,633
In-store network	8,300	—	—	—	8,300
Movie theater network	6,562	—	—	—	6,562
Traditional outdoor billboard network	164	—	462	—	626

Total Gross Profit	148,794	488	1,545	—	150,827

General and administrative	37,791	(14,604)	—	—	23,187
Selling and marketing	51,110	(1,418)	(570)	—	49,122
Other operating income, net	(5,587)	—	—	—	(5,587)

Total operating expense	83,314	(16,022)	(570)	—	66,722

Operating profit from continuing operations	65,480	16,510	2,115	—	84,105
Profit from continuing operations before income taxes and loss from equity method investee	70,564	16,510	2,115	—	89,189
Net profit from continuing operations	59,505	16,510	2,115	3,436	81,566
Net loss from discontinued operations	(1,469)	—	938	—	(531)
Net income attributable to Focus Media	58,907	16,510	3,053	3,436	81,906

Basic net income from continuing operations attributable to Focus Media per ADS	0.47				0.64
Diluted net income from continuing attributable to Focus Media operations per ADS	0.45				0.62
Basic net income from discontinued operations attributable to Focus Media per ADS	(0.01)				0.00
Diluted net income from discontinued operations attributable to Focus Media per ADS	(0.01)				0.00
Basic net income attributable to Focus Media per ADS	0.46				0.64
Diluted net income attributable to Focus Media per ADS	0.44				0.62

ADS used in calculating basic income per ADS	128,227,213				128,227,213

ADS used in calculating diluted income per ADS	133,103,155				133,103,155

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

	Three months ended September 30, 2011
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit (loss)
LCD display network	98,196	200	1,101	—	99,497
Poster frame network	18,588	—	989	—	19,577
In-store network	10,022	—	—	—	10,022
Movie theater network	6,390	—	11	—	6,401
Traditional outdoor billboard network	1,501	—	456	—	1,957

Total Gross Profit	134,697	200	2,557	—	137,454

General and administrative	32,562	(14,423)	—	—	18,139
Selling and marketing	32,506	(934)	(1,051)	—	30,521
Other operating income, net	(2,052)	—	—	—	(2,052)

Total operating expense	63,016	(15,357)	(1,051)	—	46,608

Operating profit from continuing operations	71,681	15,557	3,608	—	90,846
Profit before tax from continuing operations	76,943	15,557	3,608	—	96,108
Net profit from continuing operations	62,106	15,557	3,608	985	82,256
Net profit from discontinued operations	560	—	362	—	922
Net income attributable to Focus Media	62,229	15,557	3,970	985	82,741

Basic net income from continuing operations attributable to Focus Media per ADS	0.47				0.62
Diluted net income from continuing attributable to Focus Media operations per ADS	0.44				0.59
Basic net income from discontinued operations attributable to Focus Media per ADS	0.00				0.00
Diluted net income from discontinued operations attributable to Focus Media per ADS	0.00				0.00
Basic net income attributable to Focus Media per ADS	0.47				0.62
Diluted net income attributable to Focus Media per ADS	0.44				0.59

ADS used in calculating basic income per ADS	133,718,768				133,718,768

ADS used in calculating diluted income per ADS	139,866,888				139,866,888

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

	Focus Media Holding Ltd. Reconciliation of GAAPto non-GAAP (U.S. Dollar in thousands, except share and per-share data) (Unaudited) Nine months ended September 30, 2012
	GAAP	(1)	(2)	(3)	(4)	Non-GAAP

Gross Profit (loss)
LCD display network	254,915	1,467	2,659	—	—	259,041
Poster frame network	127,097	—	522	—	—	127,619
In-store network	24,443	—	—	—	—	24,443
Movie theater network	33,069	—	—	—	—	33,069
Traditional outdoor billboard network	(583)	—	1,387	—	—	804

Total Gross Profit	438,941	1,467	4,568	—	—	444,976

General and administrative	103,736	(44,922)	—	—	—	58,814
Selling and marketing	142,123	(4,258)	(1,738)	—	—	136,127
Other operating income, net	(24,691)	—	—	—	—	(24,691)

Total operating expense	221,168	(49,180)	(1,738)	—	—	170,250

Operating profit from continuing operations	217,773	50,647	6,306	—	—	274,726
Profit before tax from continuing operations	230,296	50,647	6,306	—	—	287,249
Net profit from continuing operations	163,048	50,647	6,306	15,961	—	235,962
Net profit/ (loss) from discontinued operations	(3,174)	—	2,831	—	908	565
Net income attributable to Focus Media	161,406	50,647	9,137	15,961	908	238,059

Basic net income from continuing operations attributable to Focus Media per ADS	1.28					1.86
Diluted net income from continuing attributable to Focus Media operations per ADS	1.23					1.80
Basic net income from discontinued operations attributable to Focus Media per ADS	(0.02)					(0.01)
Diluted net income from discontinued operations attributable to Focus Media per ADS	(0.02)					(0.01)
Basic net income attributable to Focus Media per ADS	1.26					1.85
Diluted net income attributable to Focus Media per ADS	1.21					1.79

ADS used in calculating basic income per ADS	128,428,818					128,428,818

ADS used in calculating diluted income per ADS	133,359,921					133,359,921

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina).
(4). Goodwill impairment

	Nine months ended September 30, 2011
	GAAP	(1)	(2)	(3)	Non— GAAP
Gross Profit
LCD display network	246,336	593	3,309	—	250,238
Poster frame network	40,043	—	3,285	—	43,328
In-store network	22,995	—	—	—	22,995
Movie theater network	11,280	—	43	—	11,323
Traditional outdoor billboard network	6,017	—	1,349	—	7,366

Total Gross Profit	326,671	593	7,986	—	335,250

General and administrative	89,426	(42,852)	—	—	46,574
Selling and marketing	96,786	(2,775)	(3,165)	—	90,846
Other operating income, net	(7,967)	—	—	—	(7,967)

Total operating expense	178,245	(45,627)	(3,165)	—	129,453

Operating profit from continuing operations	148,426	46,220	11,151	—	205,797
Profit before tax from continuing operations	159,195	46,220	11,151	—	216,566
Net profit from continuing operations	124,753	46,220	11,151	4,750	186,874
Net profit from discontinued operations	560	—	363	—	923
Net income attributable to Focus Media	125,585	46,220	11,514	4,750	188,069

Basic net income from continuing operations attributable to Focus Media per ADS	0.93				1.39
Diluted net income from continuing attributable to Focus Media operations per ADS	0.89				1.34
Basic net income from discontinued operations attributable to Focus Media per ADS	0.00				0.00
Diluted net income from discontinued operations attributable to Focus Media per ADS	0.00				0.00
Basic net income attributable to Focus Media per ADS	0.93				1.39
Diluted net income attributable to Focus Media per ADS	0.89				1.34

ADS used in calculating basic income per ADS	134,972,295				134,972,295

ADS used in calculating diluted income per ADS	140,567,619				140,567,619

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

CONFERENCE CALL

1) The Company will host a conference call to discuss the third quarter 2012 results at 8:00 p.m. U.S. Eastern Time on November 27, 2012 (5:00 p.m. U.S. Pacific Time on November 27, 2012 and 9:00 a.m. Beijing/Hong Kong Time on November 28, 2012). The dial-in details for the live conference call are set forth below:

International Toll Dial-In Number: + 65.6723.9381

Local Dial-In Number(s):
China, Domestic Mobile: 400.620.8038
China, Domestic: 800.819.0121
Hong Kong: +852.2475.0994
United States: +1.718.354.1231

International Toll Free Dial-in Number(s):
Hong Kong: +852.800.930.346
United States: +1.866.519.4004

Conference ID # 71489860

2) A replay of the call will be available from November 27, 2012 11:00pm until December 5, 2012 7:59am (US Eastern Time). The dial-in details for the replay are set forth below:

International Toll Dial-In Number: +61.2.8199.0299

Local Dial-In Number(s):
Hong Kong: +852.3051.2780
United States: +1.646.254.3697

International Toll Free Dial-in Number(s):
China 400: 400.120.0932
China 800: 800.870.0205
Hong Kong: +852.800.963.117
United States: +1.855.452.5696

Conference ID # 71489860

Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, as well as the consideration of the going private proposal and the impact on the Company resulting from the success or failure of that proposal. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S Dollars in Thousands)

	2012-09-30	2012-06-30	2011-09-30
ASSETS
Current assets
Cash and cash equivalents	491,729	439,383	435,322
Restricted cash	99,043	106,809	—
Short-term investments	211,238	211,444	204,567
Accounts receivable, net	294,102	254,429	230,552
Prepaid expenses and other current assets	71,616	73,299	39,060
Rental deposits	60,739	63,064	56,143
Available-for-sale assets-current	4,660	—	—
Other current assets	2,262	2,308	8,098

Total current assets	1,235,389	1,150,736	973,742
Restricted cash	99,043	99,295	—
Rental deposits, non-current	3,252	4,027	4,770
Equipment, net	66,044	71,383	68,786
Acquired intangible assets, net	4,776	28,529	39,242
Goodwill	439,201	459,294	452,201
Investment under equity method	5,040	14,586	59,148
Available-for-sale assets-non-current	21,008	—	—
Other long term assets	14,642	10,527	17,354
Total assets	1,888,395	1,838,377	1,615,243

LIABILITIES AND EQUITY
Current liabilities
Short-term bank loan	100,000	107,514	30,000
Accounts payable	16,828	20,428	22,146
Accrued expenses and other current liabilities	188,569	173,947	132,449
Income taxes payable	43,745	29,946	10,943
Amount due to related parties	1,554	1,581	4,175
Available-for-sale liabilities-current	9,468	—	—
Deferred tax liabilities	29,339	29,414	24,532

Total current liabilities	389,503	362,830	224,245
Long-term loan	100,000	100,000	—
Long-term payable	—	11,829	12,995
Available-for-sale liabilities-non-current	6,159	—	—
Deferred tax liabilities, non-current	13,190	18,573	16,102

Total liabilities	508,852	493,232	253,342

Equity
Ordinary shares	32	32	33
Additional paid in capital	1,548,446	1,531,628	1,668,269
Subscription receivable	—	(21)	(1,236)
Accumulated deficit	(291,226)	(321,106)	(437,368)
Accumulated other comprehensive income	113,318	116,303	111,572

Total Focus Media equity	1,370,570	1,326,836	1,341,270
Non-controlling interests	8,973	18,309	20,631

Total equity	1,379,543	1,345,145	1,361,901

Total liabilities and equity	1,888,395	1,838,377	1,615,243

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S Dollars in thousands, except earnings per ADS and ADS data)

	Three months ended			Nine months ended

	2012-09-30	2012-06-30	2011-9-30	2012-09-30	2011-09-30
Revenues
LCD display network	135,777	129,130	132,555	356,918	336,097
In-store network	14,879	13,954	17,367	41,838	44,111
Poster frame network	86,056	73,177	51,023	229,843	131,953
Movie theater network	23,753	15,578	13,614	58,233	31,672
Traditional outdoor billboard network	8,554	10,069	12,404	28,692	36,116

Total gross revenues	269,019	241,908	226,963	715,524	579,949
Less: Sales taxes	12,742	12,900	18,670	35,869	46,119

Total net revenue (note 1)	256,277	229,008	208,293	679,655	533,830

Cost of revenues
LCD display network	29,976	26,737	22,364	83,110	60,619
In-store network	5,384	5,259	5,849	16,250	17,324
Poster frame network	29,268	30,113	28,056	88,782	80,858
Movie theater network	8,762	8,599	6,601	23,737	18,773
Traditional outdoor billboard network	9,457	9,506	10,726	28,835	29,585

Total cost of revenues	82,847	80,214	73,596	240,714	207,159

Gross profit	173,430	148,794	134,697	438,941	326,671

Operating expenses
General and administrative	36,132	37,791	32,562	103,736	89,426
Selling and marketing	53,123	51,110	32,506	142,123	96,786
Other operating income, net	(14,890)	(5,587)	(2,052)	(24,691)	(7,967)

Total operating expenses	74,365	83,314	63,016	221,168	178,245

Operating profit	99,065	65,480	71,681	217,773	148,426
Interest income	5,366	6,334	5,395	16,178	10,902
Interest Expense	(1,285)	(1,250)	(133)	(3,655)	(133)
Income from continuing operations before income taxes and loss from equity method investee	103,146	70,564	76,943	230,296	159,195
Provision for income taxes	27,512	7,623	13,852	51,287	29,692
Loss from equity method investee	9,499	3,436	985	15,961	4,750
Net income from continuing operations	66,135	59,505	62,106	163,048	124,753
Net income (loss) from discontinued operations, net of tax	(1,809)	(1,469)	560	(3,174)	560

Net Income£¨loss£©	64,326	58,036	62,666	159,874	125,313
Less: Net income attributable to noncontrolling interests	(264)	(871)	437	(1,532)	(272)

Net income attributable to Focus Media	64,590	58,907	62,229	161,406	125,585

Net income from continuing operations attributable to Focus Media per ADS
-basic	0.52	0.47	0.47	1.28	0.93
-diluted	0.49	0.45	0.44	1.23	0.89
Net income (loss) from discontinued operations attributable to Focus Media per ADS
-basic	(0.01)	(0.01)	0.00	(0.02)	0.00
-diluted	(0.01)	(0.01)	0.00	(0.02)	0.00
Net income attributable to Focus Media per ADS
-basic	0.51	0.46	0.47	1.26	0.93

-diluted	0.48	0.44	0.44	1.21	0.89

ADS used in calculating basic income per ADS	127,777,021	128,227,213	133,718,768	128,428,818	134,972,295

ADS used in calculating diluted income per ADS	133,518,344	133,103,155	139,866,888	133,359,921	140,567,619

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S Dollars in thousands, except earnings per ADS and ADS data)
	Three months ended			Nine months ended

	2012-09-30	2012-06-30	2011-09-30	2012-09-30	2011-09-30
Net income	64,326	58,036	62,666	159,874	125,313
Other comprehensive income, net of tax
Foreign currency translation adjustments	(2,964)	(4,983)	15,419	(7,051)	31,934
Share of post-acquisition movements in equity investee’s other comprehensive income	(43)	242	413	476	1,383

Comprehensive income	61,319	53,295	78,498	153,299	158,630
Comprehensive income (loss) attributable to non-controlling interests	(286)	(963)	638	(1,629)	(62)

Comprehensive income attributable to Focus Media	61,605	54,258	77,860	154,928	158,692

Note 1: Details of net revenues by segment are as follows (U.S. Dollars in thousands):

	Three months ended			Nine months ended
	2012-09-30	2012-06-30	2011-09-30	2012-09-30	2011-09-30
Gross revenues
LCD display network	135,777	129,130	132,555	356,918	336,097
In-store network	14,879	13,954	17,367	41,838	44,111
Poster frame network	86,056	73,177	51,023	229,843	131,953
Movie theater network	23,753	15,578	13,614	58,233	31,672
Traditional outdoor billboard network	8,554	10,069	12,404	28,692	36,116
Total gross revenues	269,019	241,908	226,963	715,524	579,949

Less: Sales taxes
LCD display network	7,358	7,078	11,995	18,893	29,142
In-store network	413	395	1,496	1,145	3,792
Poster frame network	4,447	4,611	4,379	13,964	11,052
Movie theater network	521	417	623	1,427	1,619
Traditional outdoor billboard network	3	399	177	440	514
Total sales taxes	12,742	12,900	18,670	35,869	46,119

Net revenues
LCD display network	128,419	122,052	120,560	338,025	306,955
In-store network	14,466	13,559	15,871	40,693	40,319
Poster frame network	81,609	68,566	46,644	215,879	120,901
Movie theater network	23,232	15,161	12,991	56,806	30,053
Traditional outdoor billboard network	8,551	9,670	12,227	28,252	35,602
Total net revenues	256,277	229,008	208,293	679,655	533,830

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollars in thousands)
	Three months ended		Nine months ended
	2012-09-30	2011-09-30	2012-09-30	2011-09-30
Operating activities:
Net income	64,326	62,666	159,874	125,313
Adjustments to reconcile net income to net cash provided by operating activities:	—	—	—	—
Bad debt expenses	4,002	4,466	9,159	10,258
Share-based compensation	16,817	15,557	50,647	46,220
Depreciation	8,366	7,291	22,920	21,398
Amortization of acquired intangible assets	2,762	3,970	9,137	11,514
Loss from equity method investee	9,499	985	15,961	4,750
Change in fair value of contingent consideration liabilities for acquisition of subsidiaries	211	—	1,179	—
Write-off of long-term assets	—	—	—	990
Others	1,346	1,798	2,143	1,940
Net changes in current assets and current liabilities, net of effects of acquisitions	(29,413)	(10,465)	(55,215)	(71,018)

Net cash provided by operating activities	77,916	86,268	215,805	151,365

Investing activities:
Purchase of equipment and other long term assets	(5,010)	(6,058)	(14,838)	(23,425)
Payment to acquire subsidiaries, net of cash acquired	(577)	(7,262)	(2,929)	(12,622)
Proceeds from disposal of subsidiaries	1,126	—	1,126	7,296
Cash of disposed entities	(1,782)	—	(1,782)	—
Investment in equity method investee	—	—	—	(61,003)
Cash deposited as restricted cash	—	—	(26,514)	—
Cash received from the release of restricted cash	7,495	—	26,366	—
Proceeds received from the sale of short-term investments	93,844	490,972	356,061	878,037
Proceeds used in investment in short-term investments	(94,174)	(505,921)	(342,658)	(937,663)
Proceeds received from disposal of fixed assets	—	125	340	572
Net cash provided by/ (used in) investing activities	922	(28,144)	(4,828)	(148,808)

Financing activities:
Proceeds received from bank loans	—	30,000	63,794	30,000
Repayment of short-term bank loans	(7,514)	—	(34,017)	—
Share repurchase	—	(66,106)	(41,445)	(69,106)
Dividend payout	(17,365)	—	(35,302)	—
(Repayment to) capital injection from non-controlling interests	—	—	—	(76)
Proceeds from issuance of ordinary shares, net of issuance costs	21	1,260	34	1,828
Net cash used in financing activities	(24,858)	(34,846)	(46,936)	(37,354)

Effect of exchange rate changes	(651)	7,340	(2,548)	15,643

Net increase (decrease) in cash and cash equivalents	53,329	30,618	161,493	(19,154)
Cash and cash equivalents, beginning of period	439,383	404,704	331,219	454,476

Less: Cash and cash equivalents in held-for-sale assets	983	—	983	—
Cash and cash equivalents, end of period	491,729	435,322	491,729	435,322

Supplemental disclosure of cash flow information:
Income taxes paid	9,201	3,321	37,107	24,612
Interest paid	1,306	105	3,398	105

Supplemental disclosure of non-cash investing activity:
Accrual for acquisition of subsidiaries	665	22,092	665	22,092